April 2, 2026

Weidong Luo
Chief Executive Officer
Aurora Mobile Limited
31/F, Block 12-A
Shenzhen Bay Science and Technology Ecological Park
Nanshan District, Shenzhen, Guangdong 518057
People   s Republic of China

       Re: Aurora Mobile Limited
           Registration Statement on Form F-3
           Filed March 27, 2026
           File No. 333-294664
Dear Weidong Luo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Shu Du